06041018

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

/X/ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (fee required)

For the fiscal year ended December 31, 2005

OR

/ / TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (no fee required)

For the transition period from   to

Commission file number 1-1023

Standard & Poor's Savings Incentive Plan
for Represented Employees

(Full title of the plan)

The McGraw-Hill Companies, Inc.
1221 Avenue of the Americas
New York, NY 10020

(Name of issuer of the securities held pursuant to the plan and address of its principal executive office.)

STANDARD & POOR'S SAVINGS INCENTIVE PLAN
PLAN FOR REPRESENTED EMPLOYEES

INDEX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the persons who administer the Plan have duly caused this annual report to be signed on its behalf by the undersigned, hereto duly authorized.

STANDARD & POOR'S EMPLOYEE
SAVINGS INCENTIVE PLAN FOR
REPRESENTED EMPLOYEES

Date: June 28, 2006

By: [signature]
Marty Martin
Vice President, Employee Benefits

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Registered Public Accounting Firm

Pension Investment Committee
The McGraw-Hill Companies, Inc.

We have audited the accompanying statements of net assets available for benefits of The 401(k) Savings and Profit Sharing Plan of The McGraw-Hill Companies, Inc. and Its Subsidiaries (formerly known as Savings Incentive Plan of The McGraw-Hill Companies, Inc and Its Subsidiaries, "Plan") as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005 and 2004, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2005, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

June 26, 2006

Financial Statements and Supplemental Schedule

Standard & Poor's
Savings Incentive Plan for Represented Employees

December 31, 2005 and 2004
With Report of Independent Registered Public Accounting Firm

Standard & Poor's
Savings Incentive Plan for Represented Employees

Financial Statements
and Supplemental Schedule

December 31, 2005 and 2004

Contents

ERNST & YOUNG LLP

MetroPark
99 Wood Avenue South
P.O. Box 751
Iselin, New Jersey 08830-0471

Phone: 732 516 4200
www.ey.com

Report of Independent Auditors

Pension Investment Committee
The McGraw-Hill Companies, Inc.

We have audited the accompanying statements of net assets available for benefits of the Standard and Poor's Savings Incentive Plan for Represented Employees ("Plan") as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005 and 2004, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2005, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

June 26, 2006

Standard & Poor's
Savings Incentive Plan for Represented Employees

Statements of Net Assets Available for Benefits

(in thousands)

	December 31 2005	December 31 2004
Interest in the McGraw-Hill Companies, Inc. Savings Plans Pooled Trust Fund at fair/contract value:		
Stable Assets Account	**$16,566**	$17,225
S&P 500 Index Account	**12,565**	12,299
Retirement Assets I Account	**6,838**	6,876
McGraw-Hill Companies Stock Account	**9,778**	7,846
Retirement Assets III Account	**1,442**	1,629
Money Market Account	**2,001**	2,018
Special Equity Account	**2,035**	1,730
Core Equity Account	**2,223**	1,415
Retirement Assets II Account	**1,187**	1,222
International Equity Account	**3,136**	1,413
Total	**57,771**	53,673
Contributions receivable:		
Employer	**59**	83
Employee	**112**	159
Participants' loans	**508**	529
Net assets available for benefits	**$58,450**	$54,444

See accompanying notes.

Standard & Poor's
Savings Incentive Plan for Represented Employees

Statements of Changes in Net Assets Available for Benefits

(in thousands)

	Year ended December 31	
	2005	**2004**
Additions:		
Contributions:		
Employer	**$ 1,609**	$ 1,456
Employee	**3,312**	3,192
Interest income	**34**	37
Net investment gain from The McGraw-Hill Companies, Inc. Savings Plans Pooled Trust Fund	**3,773**	4,758
Total additions	**8,728**	9,443
Deductions:		
Benefit payments and withdrawals	**(4,133)**	(1,604)
Plan transfers	**(589)**	(995)
Total deductions	**(4,722)**	(2,599)
Net increase	**4,006**	6,844
Net assets available for benefits:		
Beginning of year	**54,444**	47,600
End of year	**$58,450**	$54,444

See accompanying notes.

Standard & Poor's
Savings Incentive Plan for Represented Employees

Notes to Financial Statements

December 31, 2005

1. Summary of Significant Accounting Policies

Investment Valuation

The Standard & Poor's Savings Incentive Plan for Represented Employees (the "Plan") has a beneficial interest in The McGraw-Hill Companies, Inc. Savings Plans Pooled Trust Fund (the "Pooled Trust"). The Pooled Trust consists of the Stable Assets Account, S&P 500 Index Account, Retirement Assets I Account, McGraw-Hill Companies Stock Account, Money Market Account, Retirement Assets III Account, Special Equity Account, Retirement Assets II Account, Core Equity Account and International Equity Account (the "Investment Accounts").

All earnings and net appreciation or depreciation of the Pooled Trust Investment Accounts, other than the Stable Assets Account, are allocated to the Plan daily based upon the Plan's share of the Investment Accounts' fair market value at the end of the previous day.

Investments in the Stable Assets Account are benefit responsive and are valued at contract value. Contract value represents contributions made under the contract, plus interest at the contract rate, less withdrawals under the contract. Short-term investments are valued at cost, which approximates fair value. All other investments held by the Plan are reported at fair value, as determined based on quoted market prices.

The Financial Accounting Standards Board ("FASB") recently issued SOP 94-4-1, Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans. This statement is effective for financial statements for annual periods ending after December 15, 2006. The Plan does not anticipate a significant impact on its financial statements upon adoption of this statement.

Investment Income

Investment income is recorded on an accrual basis.

Contributions

Contributions from The McGraw-Hill Companies, Inc. (the "Company") are accrued in the period in which they become obligations of the Company.

1. Summary of Significant Accounting Policies (continued)

Administration of the Plan

The Plan is administered by the Vice-President, Employee Benefits (the "Plan Administrator") who is responsible for carrying out the provisions of the Plan. The appointment was approved by the Board of Directors of the Company.

The investments for the Plan are directed by the Pension Investment Committee and by outside investment managers. The Pension Investment Committee is appointed by the Board of Directors of the Company and the outside investment managers are appointed by the Pension Investment Committee.

The Plan is responsible for its administrative expenses. The Company may reimburse the Plan for these expenses at its discretion. During 2005 and 2004, the administrative expenses of the Investment Accounts were allocated to all plans participating in the respective Investment Accounts and deducted from the net investment income allocated to the participating plans.

Federal Income Tax Status

The Plan received a determination letter from the Internal Revenue Service ("IRS") dated September 26, 2002 stating that the Plan, as amended, is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. Plan Description

The following is a summary of benefit guidelines. A more detailed description is contained in the Plan Documents.

The Plan is a defined contribution plan. Effective January 1, 2002, the Plan was amended to reduce the service period requirement from one year to immediate eligibility, as long as the employee has completed the enrollment process. Prior to January 1, 2002, an employee was eligible to become a participant upon the attainment of age 21 and the completion of one year of continuous service.

Plan earnings include base earnings and certain other forms of compensation as provided under the Plan. Plan earnings were limited to $210,000 in 2005 and $205,000 in 2004, respectively.

Participants may contribute to the Plan up to 25% of their Plan earnings, limited to $14,000 and $13,000 in 2005 and 2004, respectively. Plan contribution amounts allowable are limited pursuant to Sections 401(k), 401(m) and 415 of the Code.

Of the participant's voluntary tax-deferred contribution, the Company matches all of the first 3% and one-half of the next 3%.

The assets of the Plan may be invested in the ten Investment Accounts. Participants can elect to designate, in 1% increments, their investment preference(s). There is no limit to the number of investment allocation changes. The first four changes or reallocations of existing balances, in any calendar year, are permitted at no charge. A $10 charge is assessed to the participant's account for each additional change or reallocation of existing balances.

Employee contributions to the Plan are non-forfeitable. Contributions of the employer are fully vested immediately.

Benefits forfeited by non-vested participants, upon termination of employment, are used to reduce Company contributions to the Plan. Forfeitures for 2005 and 2004 were $-0- and $329, respectively.

2. Plan Description (continued)

The Plan provides for withdrawal of after-tax employee contributions. The Plan also provides for financial hardship withdrawals and hardship loans of a participant's tax-deferred and vested Company contributions under defined circumstances.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). While the Company has not expressed any intent to discontinue or to terminate the Plan, it is free to do so at any time subject to the provisions of ERISA. Upon termination of the Plan, the account balances of all participants become nonforfeitable.

3. Investments

The investments of the Plan, along with the investments of the Savings Incentive Plan of The McGraw-Hill Companies, Inc. and Its Subsidiaries, the Employees Retirement Account Plan of The McGraw-Hill Companies, Inc. and Its Subsidiaries, and the Standard & Poor's Employee Retirement Account Plan for Represented Employees (together, the "Participating Plans"), are pooled for investment purposes in the Pooled Trust under the agreement entered into with The Northern Trust Company ("Northern Trust").

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

3. Investments (continued)

At December 31, 2005 and 2004, the Plan's approximate interest in the ten Investment Accounts follows:

	% Interest	
	2005	**2004**
Retirement Assets I Account	**2.50%**	2.67%
Retirement Assets II Account	**2.05**	2.30
Retirement Assets III Account	**1.86**	2.22
Stable Assets Account	**5.49**	5.87
Money Market Account	**3.56**	3.37
S&P 500 Index Account	**3.19**	3.27
McGraw-Hill Companies Stock Account	**4.13**	4.26
Special Equity Account	**2.41**	2.48
International Equity Account	**3.50**	2.62
Core Equity Account	**2.72**	2.31

Retirement Assets I, Retirement Assets II and Retirement Assets III Accounts

These accounts contain equity and certain other investments. A summary of net assets at fair value held collectively by the Retirement Assets I, II, and III Accounts at December 31, 2005 and 2004 follows:

	2005	**2004**
	(in thousands)	
Investments:		
U.S. Government securities	**$ 61,677**	$ 78,377
State, municipal and other governmental securities	**8,568**	7,047
Asset-backed securities	**29,677**	29,037
Corporate common stock	**147,178**	222,606
Corporate preferred stock	**767**	334
Corporate debt	**21,531**	19,393
Mutual fund	**14,765**	14,473
Collective short-term investments	**124,197**	13,600
Total investments	**408,360**	384,867
Dividends and interest receivable	**1,217**	1,273
Accrued investment management expenses	**(380)**	(322)
Due to broker on pending trades	**(124)**	(1,424)
Net assets available to Participating Plans	**$409,073**	$ 384,394

3. Investments (continued)

Retirement Assets I, Retirement Assets II and Retirement Assets III Accounts (continued)

A summary of net investment gain (loss) of the Retirement Assets I, II and III Accounts for the years ended December 31, 2005 and 2004 follows:

	2005	2004
	(in thousands)	
Interest and dividend income	**$ 3,825**	$ 3,318
Net realized and unrealized gain (loss) on value of investments:		
U.S. Government securities	**(791)**	173
Corporate common stock (includes foreign)	**17,121**	19,584
Convertible equity	**–**	(26)
Asset-backed securities	**(680)**	(637)
Corporate preferred stock	**43**	(159)
Corporate debt	**770**	2,339
State, municipal and other	**608**	520
Total net gain	**20,896**	25,112
Administrative and other expenses	**(1,667)**	(1,527)
Net investment gain	**$19,229**	$ 23,585

Stable Assets Account

The Stable Assets Account (the "Account") maintained guaranteed investment contracts (GICs) with insurance companies (as identified below), synthetic GICs (which are comprised of book value liquidity agreements and various bonds as described below), and certain other investments at December 31, 2005 and 2004. At December 31, 2005 and 2004, the guaranteed investment contracts with insurance companies represented 0% and 0.73%, respectively, of the Account, and synthetic GICs represented 94.55% and 96.15%, respectively.

3. Investments (continued)

Stable Assets Account (continued)

The Transamerica Life Insurance & Annuity Co. contract, the Bankers Trust Delaware contract, the Bank of America contract, the J.P. Morgan contract and the Caisse des Dépôts et Consignations contract are book value liquidity agreements which, in conjunction with the underlying bond portfolios covered by each contract, comprise the synthetic GICs. In exchange for an annual fee, each book value liquidity agreement issuer guarantees to reimburse the Account for the shortfall, if any, between the portfolio's market value and principal and accrued interest in the event of participant initiated distributions from the synthetic GIC. The synthetic GICs crediting interest rate resets quarterly and is based upon the yield, duration and market value of the underlying bond portfolio. Each of the book value liquidity agreements is subject to an early termination penalty, which could reduce the crediting interest rate guarantee for the quarter in which a premature termination occurs.

The weighted-average yield for the Account for the years ended December 31, 2005 and 2004 was 5.11% and 4.93%, respectively.

The rate at which interest is accrued to the contract balance of the Account for the years ended December 31, 2005 and 2004 was 5.18% and 4.92%, respectively.

The total fair value of the GICs with insurance companies and the Synthetic GIC was approximately $304,770,352 and $293,636,000 as of December 31, 2005 and 2004, respectively.

3. Investments (continued)

Stable Assets Account (continued)

A summary of net assets at fair value/contract value held by the Stable Assets Account at December 31, 2005 and 2004 follows:

	2005	**2004**
	(in thousands)	
Guaranteed investment contracts, at contract value:		
Security Benefit, G0108, 5.72% at December 31, 2004 and 2003, maturing 1/2/05	**$ –**	$ 2,141
Total guaranteed investment contracts	**–**	2,141
Synthetic guaranteed investment contracts, at contract value:		
Transamerica Life Insurance & Annuity Co., #76787, 5.55% and 5.45% at December 31, 2005 and 2004, respectively	**72,064**	70,203
Caisse des Depots et Consignations, #1018-01, 3.81% and 3.72% at December 31, 2005 and 2004, respectively	**69,861**	72,525
Bank of America, #00-030, 5.70% and 5.53% at December 31, 2005 and 2004, respectively	**71,756**	69,760
J.P. Morgan, AMCGRAW01, 5.71% and 5.53% at December 31, 2005 and 2004, respectively	**71,757**	69,760
Total synthetic guaranteed investment contracts	**285,438**	282,248
Common/collective trust investments, at fair value:		
Northern Trust Collective Short-Term Investment Fund*	**16,438**	9,235
Total common/collective trust investments	**16,438**	9,235
Total investments	**301,876**	293,624
Accrued dividends and interest receivable	**1,245**	13
Accrued investment management expenses	**(76)**	(83)
Due to broker on pending trades	**(1,235)**	–
Net assets available to Participating Plans	**$301,810**	$293,554

*Indicates party-in-interest to the Plan.

3. Investments (continued)

Stable Assets Account (continued)

A summary of the net investment income of the Stable Assets Account for the years ended December 31, 2005 and 2004 follows:

	2005	**2004**
	(in thousands)	
Interest income	**$14,630**	$ 13,318
Administrative and other expenses	**(1,167)**	(1,071)
Net investment income	**$13,463**	$ 12,247

Money Market Account

A summary of net assets at fair value held by the Money Market Account at December 31, 2005 and 2004 follows:

	2005	**2004**
	(in thousands)	
Northern Trust Collective Short-Term Investment Fund*	**$28,673**	$ 31,850
Northern Trust Collective Short-Term Extendable Portfolio*	**27,452**	27,897
Total investments	**56,125**	59,747
Interest receivable	**97**	51
Accrued investment management expenses	**(4)**	(6)
Net assets available to Participating Plans	**$56,218**	$ 59,792

*Indicates party-in-interest to the Plan.

3. Investments (continued)

Money Market Account (continued)

A summary of the net investment income of the Money Market Account for the years ended December 31, 2005 and 2004 follows:

	2005	2004
	(in thousands)	
Interest income	**$1,741**	$ 800
Administrative and other expenses	**(71)**	(69)
Net investment income	**$1,670**	$ 731

S&P 500 Index Account

A summary of net assets at fair value held by the S&P 500 Index Account at December 31, 2005 and 2004 follows:

	2005	2004
	(in thousands)	
Northern Trust Collective Daily Stock Index Fund*	**$394,487**	$376,165
Total investments	**394,487**	376,165
Accrued investment management expenses	**(63)**	(131)
Net assets available to Participating Plans	**$394,424**	$376,034

*Indicates party-in-interest to the Plan.

3. Investments (continued)

S&P 500 Index Account (continued)

A summary of the net investment gain of the S&P 500 Index Account for the years ended December 31, 2005 and 2004 follows:

	2005	**2004**
	(in thousands)	
Net realized and unrealized gain on investments	**$18,641**	$ 36,032
Administrative and other expenses	**(525)**	(573)
Net investment gain	**$18,116**	$ 35,459

The McGraw-Hill Companies Stock Account

The McGraw-Hill Companies Stock Account purchased 595,000 shares (cost $38,109,284) and 300,000 shares (cost $23,930,397) of The McGraw-Hill Companies, Inc. common stock during the years ended December 31, 2005 and 2004, respectively, and sold 215,000 shares (cost $11,748,513) and 65,000 shares (cost $4,902,420) of The McGraw-Hill Companies, Inc. common stock during the years ended December 31, 2005 and 2004, respectively. The McGraw-Hill Companies Stock Account received $2,868,343 and $2,235,415 in dividends during the years ended December 31, 2005 and 2004, respectively.

A summary of net assets at fair value held by the McGraw-Hill Companies Stock Account at December 31, 2005 and 2004 follows:

	2005	**2004**
	(in thousands)	
The McGraw-Hill Companies common stock*	**$235,142**	$183,033
Northern Trust Collective Short-Term Investment Fund*	**1,638**	4,766
Total investments	**236,780**	187,799
Interest receivable	**8**	6
Accrued investment management expenses	**(16)**	(14)
Due to broker on pending trades	–	(3,673)
Net assets available to Participating Plans	**$236,772**	$184,118

*Indicates party-in-interest to the Plan.

3. Investments (continued)

The McGraw-Hill Companies Stock Account (continued)

A summary of the net investment income of the McGraw-Hill Companies Stock Account for the years ended December 31, 2005 and 2004 follows:

	2005	2004
	(in thousands)	
Interest and dividend income	**$ 2,918**	$ 2,257
Net realized and unrealized gain on investments	**27,152**	40,725
Administrative expenses	**(263)**	(185)
Net investment income	**$29,807**	$42,797

Special Equity Account

A summary of net assets at fair value held by the Special Equity Account at December 31, 2005 and 2004 follows:

	2005	2004
	(in thousands)	
Galileo Fund	**$17,400**	$15,442
Common stock	**63,910**	50,741
Northern Trust Collective Short-Term Investment Fund*	**3,305**	3,127
Total investments	**84,615**	69,310
Dividends and interest receivable	**39**	20
Accrued investment management expenses	**(93)**	(68)
Due (to) from broker on pending trades	**(38)**	537
Net assets available to Participating Plans	**$84,523**	$69,799

*Indicates party-in-interest to the Plan.

3. Investments (continued)

Special Equity Account (continued)

A summary of the net investment gain of the Special Equity Account for the years ended December 31, 2005 and 2004 follows:

	2005	2004
	(in thousands)	
Interest and dividend income	**$ 431**	$ 263
Net realized and unrealized gain on investments	**7,782**	5,085
Administrative expenses	**(488)**	(359)
Net investment gain	**$7,725**	$4,989

International Equity Account

A summary of net assets at fair value held by the International Equity Account at December 31, 2005 and 2004 follows:

	2005	2004
	(in thousands)	
Foreign common stock	**$76,135**	$46,184
Foreign preferred stock	**1,365**	366
Mutual Fund	**10,274**	5,454
Northern Trust Collective Short-Term Investment Fund*	**1,934**	1,853
Total investments	**89,708**	53,857
Dividends and interest receivable	**179**	100
Accrued investment management expenses	**(121)**	(71)
Due to broker, net	**(185)**	(45)
Net assets available to Participating Plans	**$89,581**	$53,841

*Indicates party-in-interest to the Plan.

3. Investments (continued)

International Equity Account (continued)

A summary of the net investment gain of the International Equity Account for the years ended December 31, 2005 and 2004 follows:

	2005	2004
	(in thousands)	
Interest and dividend income	**$ 702**	$ 229
Net realized and unrealized gain on investments	**11,186**	6,645
Administrative expenses	**(251)**	(127)
Net investment gain	**$11,637**	$6,747

Core Equity Account

A summary of net assets at fair value held by the Core Equity Account at December 31, 2005 and 2004 follows:

	2005	2004
	(in thousands)	
Bear Stearns FDS S&P Stars Portfolio	**$60,120**	$45,351
Common Stock	–	11,454
Northern Trust Collective Short-Term Investment Fund*	**21,570**	1,436
U.S. Government securities	–	2,944
Total investments	**81,690**	61,185
Dividends and interest receivable	**31**	18
Accrued investment management expenses	**(32)**	(25)
Due from Broker on pending trades	–	101
Net assets available to Participating Plans	**$81,689**	$61,279

*Indicates party-in-interest to the Plan.

3. Investments (continued)

Core Equity Account (continued)

A summary of the net investment income of the Core Equity Account for the years ended December 31, 2005 and 2004 follows:

	2005	2004
	(in thousands)	
Interest and dividend income	**$ 303**	$ 216
Net realized and unrealized gain on investments	**5,783**	6,330
Administrative expenses	**(1)**	(107)
Net investment income	**$6,085**	$6,439

Supplemental Schedule

Standard & Poor's
Savings Incentive Plan for Represented Employees

EIN: 13-1026995

Plan Number 009

Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)

December 31, 2005

Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment	Current Value
Participant loans	Interest rates ranging from 5.00%–10.50%, maturing through January 15, 2015	$508,061

Exhibit 23

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-50856) pertaining to The Savings Incentive Plan of McGraw-Hill, Inc. and its Subsidiaries, The Employee Retirement Account Plan of McGraw-Hill, Inc. and its Subsidiaries, The Standard & Poor's Savings Incentive Plan for Represented Employees, The Standard & Poor's Employee Retirement Account Plan for Represented Employees, The Employees' Investment Plan of McGraw-Hill Broadcasting Company, Inc. and its Subsidiaries and Registration Statement (Form S-8 No. 33-126465) pertaining to The Savings Incentive Plan of The McGraw-Hill Companies, Inc. and Its Subsidiaries, The Employee Retirement Account Plan of The McGraw-Hill Companies, Inc. and its Subsidiaries, The Standard & Poor's Savings Incentive Plan for Represented Employees, and The Standard & Poor's Employee Retirement Account Plan for Represented Employees of our report dated June 26, 2006, with respect to the financial statements of The Standard & Poor's Savings Incentive Plan for Represented Employees included in this Annual Report (Form 11-K) for the year ended December 31, 2005.

New York, New York
June 26, 2006

Exhibit 23

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-50856) pertaining to The Savings Incentive Plan of McGraw-Hill, Inc. and its Subsidiaries, The Employee Retirement Account Plan of McGraw-Hill, Inc. and its Subsidiaries, The Standard & Poor's Savings Incentive Plan for Represented Employees, The Standard & Poor's Employee Retirement Account Plan for Represented Employees, The Employees' Investment Plan of McGraw-Hill Broadcasting Company, Inc. and its Subsidiaries and Registration Statement (Form S-8 No. 33-126465) pertaining to The Savings Incentive Plan of The McGraw-Hill Companies, Inc. and Its Subsidiaries, The Employee Retirement Account Plan of The McGraw-Hill Companies, Inc. and its Subsidiaries, The Standard & Poor's Savings Incentive Plan for Represented Employees, and The Standard & Poor's Employee Retirement Account Plan for Represented Employees of our report dated June 26, 2006, with respect to the financial statements of The 401(k) Savings and Profit Sharing Plan of the McGraw-Hill Companies, Inc. and Its Subsidiaries (formerly known as The Savings Incentive Plan of The McGraw-Hill Companies, Inc. and Its Subsidiaries) included in this Annual Report (Form 11-K) for the year ended December 31, 2005.

Ernst & Young LLP

New York, New York
June 26, 2006

CERTIFICATION

Each of the undersigned hereby certifies, for the purposes of section 1350 of chapter 63 of title 18 of the United States Code, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, in her capacity as an officer or administrator of, respectively, each of the plans defined below, that, to her knowledge, the Annual Reports for the (i) Employee Retirement Account Plan of The McGraw-Hill Companies, Inc. and Its Subsidiaries, (ii) Savings Incentive Plan of The McGraw-Hill Companies, Inc. and Its Subsidiaries, (iii) Standard & Poor's Employee Retirement Account Plan for Represented Employees, and (iv) Standard & Poor's Savings Incentive Plan for Represented Employees (the "Plans") on Form 11-K for the period ended December 31, 2005, fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, and that the information contained in such reports fairly presents, in all material respects, the net assets available for benefits and changes in net assets available for benefits of the Plans. This written statement is being furnished to the Securities and Exchange Commission as an exhibit to Form 11-K. A signed original of this statement has been provided to each of the Plans and will be retained by such Plans and furnished to the Securities and Exchange Commission or its staff upon request.

Date: June 28, 2006

By: Marty Martin

Marty Martin
Vice President, Employee Benefits
and Plan Administrator
The McGraw-Hill Companies, Inc.

Date: June 28, 2006

By: David Murphy

David L. Murphy
Executive Vice President
Human Resources
The McGraw-Hill Companies, Inc.